Exhibit 12.1
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014

	Year ended December 31,
		2010		2011		2012		2013		2014
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$3,066		$3,487		$3,748		$2,560		$3,007
Interest expense, net of amounts capitalized		898		858		861		826		835
Interest component of rental expense		112		117		98		97		113
Amortization of capitalized interest		3		3		5		2		5
AFUDC - Debt funds		74		58		62		77		86
Less: Dividends on preferred and preference stock of subsidiaries		(65)		(65)		(65)		(66)		(68)
Earnings as defined		$4,088		$4,458		$4,709		$3,496		$3,978
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$885		$872		$857		$817		$824
Interest on affiliated loans		19		16		8		7		7
Interest on interim obligations		2		3		4		5		4
Amortization of debt discount, premium and expense, net		42		40		40		46		46
Other interest charges		24		(15)		14		29		42
Capitalized interest		12		20		20		14		25
Interest component of rental expense		112		117		98		98		111
Fixed charges as defined		1,096		1,053		1,041		1,016		1,059
Tax deductible preferred dividends		1		1		1		1		1
		1,097		1,054		1,042		1,017		1,060
Non-tax deductible preferred and preference dividends		64		64		64		65		67
Ratio of net income before taxes to net income	x	1.503	x	1.538	x	1.552	x	1.497	x	1.481
Preferred and preference dividend requirements before income taxes		96		98		99		97		99
Fixed charges plus preferred and preference dividend requirements		$1,193		$1,152		$1,141		$1,114		$1,159
RATIO OF EARNINGS TO FIXED CHARGES		3.43		3.87		4.13		3.14		3.43